UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Announcement pertaining receipt of second milestone payment from Boston Scientific Corporation
2	Company was notified by Boston Scientific of progress made in TAXUS IV U.S. clinical study – 1,172 patients enrolled

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: June 4, 2002

By ______________________

Name: Donald E. Longenecker

Title: President & COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
June 4, 2002

ANGIOTECH RECEIVES MILESTONE PAYMENT FROM BOSTON SCIENTIFIC

Vancouver, BC — Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced receipt of a US$2,050,000 milestone payment from Boston Scientific Corporation, an international medical device manufacturer. Under a co-exclusive, worldwide licensing agreement with Boston Scientific, this milestone was to be triggered either by the filing for approval in a major jurisdiction or the initiation of commercial sales anywhere in the world. Boston Scientific's recent approval to market its TAXUS™ Express™ paclitaxel-eluting coronary stent system in a number of countries as part of a limited commercial launch has led to this milestone achievement and subsequent payment. It is Boston Scientific's second milestone payment in a series of potential payments to Angiotech under the license agreement. In accordance with the Company's adoption of Staff Accounting Bulletin 101 ("SAB 101") *Revenue Recognition for Financial Statements,* the receipt of this non-refundable milestone payment is recognized in the period of achievement of the milestone.

In July 1997, Angiotech entered into the co-exclusive, worldwide license with Boston Scientific and Cook for the use of paclitaxel and related compounds applied as coatings for stents and other endoluminal devices in the treatment of vascular and gastrointestinal diseases. The value of this license to Angiotech is up to US$24 million (exclusive of royalty payments).

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel. Several pharmaceutical therapies are in clinical development and the paclitaxel-coated coronary stent program is currently in multiple international clinical studies. Other medical device programs include paclitaxel-loaded surgical implants.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

###

Angiotech Pharmaceuticals Contact:
Rui Avelar (investors)
Cindy Yu (media)
Phone: (604) 221-7676 Web: www.angiotech.com Email: info@angio.com

Exhibit 2

FOR IMMEDIATE RELEASE
NEWS RELEASE
June 4, 2002

BOSTON SCIENTIFIC ANNOUNCES PROGRESS IN TAXUS IV U.S. CLINICAL TRIAL

- 1,172 patients enrolled -

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) was notified by its corporate partner, Boston Scientific ("BSC") that BSC has enrolled 1,172 patients in its TAXUS IV paclitaxel-eluting stent clinical trial, the target patient number for the trial. The trial has completed enrollment for 16 mm and 24 mm stent lengths, and the follow-up period has begun for those patients. The trial is enrolling additional patients requiring 32 mm lengths in order to satisfy that portion of the trial's clinical protocol, as stated by BSC. Enrollment in the trial began in late March.

TAXUS IV is a pivotal trial designed to collect data to support regulatory filings for U.S. product commercialization. The prospective, randomized, double-blind study will assess the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS™ stent system for the treatment of coronary restenosis. The TAXUS IV trial is using the Express™ stent, a laser-cut, balloon-expandable stent developed exclusively by Boston Scientific.

BSC has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products. The TAXUS program is a series of clinical studies designed to collect data on Boston Scientific's proprietary paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of tissue within an artery after angioplasty and stenting. Paclitaxel, at cytostatic doses, has demonstrated promising results in preclinical and clinical studies for reducing the processes leading to restenosis.

The TAXUS I trial confirmed safety and reported zero thrombosis and zero restenosis. The TAXUS II trial completed enrollment of 537 patients in January, and the patients are now in the follow-up period. Preliminary safety data from TAXUS II presented in March at the American College of Cardiology annual meeting provided further support for the safety of paclitaxel-eluting stents. The TAXUS III trial studied the treatment of in-stent restenosis and also confirmed safety with no thrombosis. BSC has also initiated a transitional registry program (WISDOM) in a number of countries as part of a limited commercial launch of its TAXUS™ Express™ paclitaxel-eluting stent system.

Boston Scientific remains positioned to launch paclitaxel-eluting stents in Europe this year and in the U.S. in 2003.

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel. Several pharmaceutical therapies are in clinical development and the paclitaxel-coated coronary stent program is currently in multiple international clinical studies. Other medical device programs include paclitaxel-loaded surgical implants.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may", "will", "estimate", "continue", "anticipates", "intends", "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. ***Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.*** *The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments*

Angiotech Pharmaceuticals Contact:
Rui Avelar (Investors)
Cindy Yu (Media)
Phone: (604) 221-7676 Web: www.angiotech.com Email: info@angio.com